DC
No Act
P.E. 3/12/03
1-09481

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

03017672

March 20, 2003

John Creighton III
Lance C. Fox
Orgain, Bell & Tucker LLP
470 Orleans Street
P.O. Box 1751
Beaumont, TX 77704-6412

Act 1934
Section
Rule 14A-8
Public Availability 3/20/2003

RE: Archon Corporation
Additional letter dated March 12, 2003

Dear Mr. Creighton:

This is in response to your letter dated March 12, 2003 concerning the shareholder proposal submitted to Archon by Nate J. Rogers, O.D. On March 10, 2003, we issued our response expressing our informal view that Archon could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Karen E. Bertero
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071-3197

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

kbertero@gibsondunn.com

March 18, 2003

Direct Dial
(213) 229-7360

Fax No.
(213) 229-6360

Client No.
C 80267-00046

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 W. Fifth Street, N.W.
Washington, D.C. 20549

Re: *Archon Corporation*
Stockholder proposal of Nate J. Rogers, O.D.
Securities Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of our client, Archon Corporation ("Archon" or the "Company"), this letter responds to the letter dated March 12, 2003 sent to you by Orgain, Bell & Tucker, L.L.P. ("Orgain") on behalf of Nate J. Rogers, O.D. (the "Proponent"), attached hereto as Exhibit A. The March 12, 2003 letter was in response to a letter we sent to the Division of Corporation Finance on February 20, 2003 in which we indicated Archon's position that the subject of the Proponent's stockholder proposal had been substantially implemented. Orgain also sent a letter to the Division of Corporation Finance dated February 3, 2003 in response to our letter dated January 21, 2003 notifying the Division of Corporation Finance of Archon's intention to exclude the Proponent's stockholder proposal (the "Proposal") from the proxy statement and form of proxy for Archon's 2003 Annual Meeting (collectively, the "2003 Proxy Materials") and requesting that the staff of the Division of Corporation Finance (the "Staff") concur in Archon's view that the Proposal is excludable. Enclosed herewith are six (6) copies of this letter and its attachments. A copy of this letter and its attachments is also being mailed on this date to the Proponent and his counsel.

The Proposal, attached hereto as Exhibit B, requests that the Company hold a special election in conjunction with the upcoming annual election to fill the vacant special director position on the Company's Board of Directors representing the preferred stock. In the February 20, 2003 letter, we informed you that Archon believed that the Proposal had been substantially implemented when its Board of Directors elected Jay Parthemore to fill the vacant director position representing the preferred stockholders. The Proponent now asks the Staff to set aside Mr. Parthemore's election.

Proponent argues that Archon elected Mr. Parthemore in bad faith and that this is demonstrated by the fact that the January 21, 2003 did not state that Archon intended to fill the special director position. As explained our February 20, 2003 letter, Archon had been speaking with Mr. Parthemore about the special director position. However, at the time the January 21, 2003 letter was filed Mr. Parthemore had not yet agreed to fill that position if elected. In today's climate, many individuals are hesitant about serving as directors on public companies. In addition, as referred to in Orgain's March 12, 2003 letter and discussed below, Archon requires new directors to complete a lengthy and comprehensive application with the Nevada gaming authorities for a Key Employee Gaming License. Archon was not willing to assert that it intended to fill the open position until had received a commitment from a candidate to serve and to complete the application. If Mr. Parthemore had been unwilling to serve, Archon was not certain when it would be in a position to fill the vacancy with other potential candidates.

As described in Archon's proxy statement for the 2002 Annual Meeting, the Company's policy is to require new directors to file an application with the Nevada gaming authorities prior to the new director attending his or her first meeting of the Board of Directors.[1] As indicated above, Archon sent Mr. Parthemore a copy of the application for his review prior to electing Mr. Parthemore to fill the vacant special director position, and Mr. Parthemore indicated that he would be willing to complete and file the application if elected. The Company has informed us that it received Mr. Parthemore's completed application, and that it plans to file the application shortly, and in any event prior to Mr. Parthemore's attendance at a board meeting.

Proponent also appears to argue that Archon's bad faith is demonstrated by the fact that our February 20, 2003 letter did not describe Mr. Parthemore's qualifications to serve as a director or indicate whether he is a preferred stockholder. Without agreeing that this failure proves bad faith, Archon would like to inform the Staff and the Proponent of Mr. Parthemore's qualifications. Mr. Parthemore has over thirty years of marketing experience with companies

---

[1] In the March 8, 2002 letter from Archon to the Proponent, Archon requested that the Proponent complete an application for a Key Employee Gaming License before the Board of Directors would give further consideration to his request to be elected to fill the special director position. The Company did not make a similar request of Mr. Parthemore because the Board of Directors believed that they had adequate information about Mr. Parthemore to make a decision regarding his election to the Board of Directors.

like AT&T Corporation ("AT&T") and IBM Corporation. Mr. Parthemore currently serves as the Alliance Channel Sales Management Director, National Sales for AT&T. Archon believes that Mr. Parthemore's national marketing experience will be complementary to the regional gaming experience, investment advisor and accounting experience and general business experience of the other Archon directors. Additionally, Archon has advised us that Mr. Parthemore is a preferred stockholder.

The Proposal requested that Archon hold an election to fill the director position representing the preferred stockholders. That vacant position was filled when the Board of Directors elected Mr. Parthemore to the Board in accordance with the Company's Bylaws and the Nevada Revised Statutes. Therefore, the Company believes that the Proposal has been substantially implemented. The Proponent's real concern appears to be that he was not elected to fill the vacant special director position. However, the Staff has made it clear that a stockholder proposal is not the appropriate procedure for attempting to elect a particular person to a company's board of directors. Rule 14a-8(i)(8) permits the exclusion of stockholder proposals related to election for membership on the company's board of directors. In addition, in the adopting release for a prior version of the stockholder proposal rules which allowed companies to omit proposals related to elections to office, the Staff stated that ". . . the principal purpose of the provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns . . . ." Securities Exchange Act of 1934 Release No. 12598 (July 7, 1976); *see also Plasma-Therm, Inc.* (avail. March 3, 1999) (allowing the exclusion of a proposal to include a particular person to the list of nominees for election to the Board of Directors because it related to the election of the directors); *Storage Technology Corp.* (avail March 11, 1998) (permitting a company to exclude a proposal to amend the company's bylaws or certificate of incorporation to provide for direct nomination of candidates for the board of directors because it appeared to establish a procedure that would result in contested elections).

Mr. Parthemore will hold office until the term of the special director position he has filled expires in 2004 and until a successor is duly elected and qualified or until his earlier death, resignation or removal, as provided in the Bylaws, or the earlier termination of his term in accordance with the terms of the Certificate of Designations related to the Company's preferred stock. If the Proponent's real desire is that he be elected to the Company's Board of Directors, when Mr. Parthemore's current terms expires, if the special director positions for the preferred stockholders still exist in 2004 and if Mr. Parthemore is selected as the Company's nominee to fill that position, the Proponent may use the other available procedures to attempt to be elected to the Board of Directors.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (213) 229-7360 or Karen Howard of this office at 213-229-7858, if we can be of any further assistance in this matter.

Sincerely,

Karen E. Bertero (Dmp)

Karen E. Bertero

KEB/kmh
Attachment(s)

cc: Charles Sandefur, Archon Corporation
Nate J. Rogers, O.D.
Lance C. Fox, Orgain, Bell & Tucker, L.L.P.
Nevada Gaming Control Board

10685065_3.DOC

EXHIBIT A

March 12, 2003 Letter from Orgain to SEC

ORGAIN, BELL & TUCKER, L.L.P.
ATTORNEYS AT LAW
470 ORLEANS STREET
P. O. BOX 1751
BEAUMONT, TEXAS 77704-1751
TELEPHONE (409) 838-6412
FAX (409) 838-6959
www.obt.com

OTHER OFFICES
HOUSTON
AUSTIN
SILSBEE

March 12, 2003

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 W. Fifth Street, N.W.
Washington, D.C. 20549

RE: Archon Corporation
Shareholder Proposal of Nate J. Rogers, O.D.
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

Our firm serves as legal counsel to Nate J. Rogers, O.D. We are sending you this letter in response to the letter dated February 20, 2003 that was sent to you by Gibson, Dunn & Crutcher LLP ("Gibson"), legal counsel to Archon Corporation ("Archon"). A copy of the Gibson February 20, 2003 letter is attached hereto as Exhibit "A".

We dispute the arguments for exclusion set forth in the Gibson letter and we believe that Archon is required or should be required to include Dr. Rogers' shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") in Archon's proxy statement and form of proxy for Archon's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials").

The Gibson letter demonstrates that Archon is not acting in good faith and is oppressing the rights of its minority shareholders. Originally, Archon tried to exclude Dr. Rogers' Proposal on the alleged technical ground that Dr. Rogers did not provide Archon with the requisite proof of continuous ownership of securities in Archon. However, in our last letter to the SEC dated February 3, 2003, we submitted evidence that Archon had in fact received such proof from Dr. Rogers. In response, the Gibson letter states that Archon reviewed its records and confirmed that Dr. Rogers had in fact submitted such proof so that Archon is now withdrawing its procedural reasons for excluding the Proposal.

However, Archon now desires to exclude the Proposal on the grounds of mootness since Archon claims that is has substantially implemented the Proposal by electing Mr. Jay Parthemore to the Board of Directors. Such act clearly demonstrates bad faith on the part of Archon and its intent to maintain sole control over the board of directors. Such act also oppresses the rights of the minority shareholders. At no time in its earlier response did Archon indicate that it was working on electing Mr. Parthemore to the Board of Directors and Archon simply stated that it was excluding the proposal on a procedural ground. Likewise, Archon never responded to Dr. Rogers' numerous prior requests that he be elected to fill the vacant position on the Board. Had Archon intended to fill this vacancy, why did it not raise the mootness issue in its original response? We believe that Archon's conduct clearly demonstrates that the election of Mr. Parthemore to the Board is designed to oppress Dr. Rogers' rights and to maintain sole and exclusive control of the Board.

Furthermore, in Gibson's response letter, they do not state what qualifications, if any, Mr. Parthemore has to serve on Archon's Board and they have not stated whether or not Archon has followed its own policies in electing Mr. Parthemore to the Board. Specifically, they have not advised whether or not Mr. Parthemore owns any preferred stock in Archon and they have not stated whether or not Mr. Parthemore has obtained a Key Employee Gaming License from the Nevada gaming authorities. When Dr. Rogers requested that he be elected to serve on the Board, Archon advised him that he must first be licensed by the Nevada gaming authorities, as stated in a letter from Archon to Dr. Rogers dated March 8, 2002, a copy of which is attached hereto as Exhibit B. Therefore, for these reasons and the reasons stated above, we believe that the election of Mr. Parthemore to the Board should be set asid and Dr. Rogers' Proposal should be required to be included in the 2003 Proxy Materials.

If you have any questions about this matter or need any additional information, please contact our office and we will be happy to furnish the additional information to you. Should you disagree with the conclusions in this letter, we respectfully request the opportunity to confer with you prior to the determination of the SEC's final position.

We are sending you this letter and 6 copies hereof in accordance with the requirements of Rule 14a-8(j). We are also sending copies of this letter to Archon and Gibson.

We look forward to your reply.

Yours truly,

ORGAIN, BELL & TUCKER, L.L.P.

Lance C. Fox

cc: Charles Sandefur – *VIA FEDERAL EXPRESS*
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas, NV 89109

Karen E. Bertero – *VIA FEDERAL EXPRESS*
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071-3197

Nate J. Rogers, O.D.
P.O. Box 1310
Beaumont, TX 77704

John Creighton III – OFFICE

Exhibit "A"

Gibson, Dunn & Crutcher LLP letter of February 20, 2003

See attached.

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS
333 South Grand Avenue Los Angeles, California 90071-3197
(213) 229-7000
www.gibsondunn.com
kbertero@gibsondunn.com

Nate Rogers

February 20, 2003

Direct Dial
(213) 229-7360
Fax No.
(213) 229-6360

Client No.
C 80267-00046

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 W. Fifth Street, N.W.
Washington, D.C. 20549

Re: *Archon Corporation*
Stockholder proposal of Nate J. Rogers, O.D.
Securities Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of our client, Archon Corporation ("Archon" or the "Company"), this letter responds to the letter dated February 3, 2003 sent to you by Orgain, Bell & Tucker, L.L.P. ("Orgain") on behalf of Nate J. Rogers, O.D. (the "Proponent"). The February 3, 2003 letter was in response to our letter dated January 21, 2003 notifying the Division of Corporation Finance of Archon's intention to exclude the Proponent's stockholder proposal (the "Proposal") from the proxy statement and form of proxy for Archon's 2003 Annual Meeting (collectively, the "2003 Proxy Materials") and requesting that the staff of the Division of Corporation Finance (the "Staff") concur in Archon's view that the Proposal is excludable. Enclosed herewith are six (6) copies of this letter and its attachments. A copy of this letter and its attachments is also being mailed on this date to the Proponent and his counsel.

In the January 21, 2003 letter, we informed you that Archon intended to exclude the Proposal pursuant to Rule 14a-8(b)(1) because the Proponent had not provided the requisite proof of continuous ownership in the securities entitled to vote on the Proposal in response to Archon's request for the required relevant information. In his cover letter dated December 11,

2002 accompanying his Proposal, attached hereto as Exhibit A, the Proponent stated that he owned shares of Archon's stock, but he did not indicate what class of shares he held nor did he provide any proof of ownership. Prior to responding to the Proponent's December 11, 2002 letter, Archon reviewed the list of its preferred stockholders as of December 16, 2002 prepared by Archon's transfer agent. The Preferred Stockholder List did not include Mr. Rogers as a preferred stockholder of record. Therefore, Archon sent a letter dated December 20, 2002, attached hereto as Exhibit B, to Mr. Rogers requesting that he provide the requisite proof of ownership and describing the acceptable forms of proof.

Proponent faxed a letter dated January 3, 2002 to Archon in which he stated that he was attaching a statement from his record holder indicating the number of shares owned by the Proponent and the length of time he held those shares. At the time we sent the January 21, 2003 letter, Archon did not believe it had received the attachment. However, upon receipt of Orgain's February 3, 2003 letter, Archon reviewed its records and located the January 3, 2003 letter sent by the Proponent to Archon via facsimile on January 2, 3003, which included the attachment. A copy of facsimile received by Archon on January 2, 2003 is attached hereto as Exhibit C. Since Archon did receive the statement from the Proponent's broker that he owned the requisite number of shares of Archon's preferred stock for the required length of time, Archon is withdrawing its procedural reasons for excluding the Proposal.

However, even though Archon did receive proof of the Proponent's eligibility to submit the Proposal, Archon believes that it may exclude the Proposal because it has now substantially implemented the Proposal. The Proposal asks the Company's board of directors (the "Board") to take the necessary steps to have a special election in conjunction with the upcoming annual meeting to fill the vacant special director position on the Board. *See* Exhibit C. At the time it received the Proposal, the Company was speaking with a potential candidate, Jay Parthemore about the vacant special director position, but Mr. Parthemore had not yet agreed to fill such position if elected. Since our January 21, 2003 letter, Mr. Parthemore agreed to fill the vacant special director position. On February 19, 2003, in accordance with the Company's Bylaws, the Board elected Mr. Parthemore to fill the vacant special director position. Mr. Parthemore will hold office until the term of the special director position he has filled expires in 2004 and until a successor is duly elected and qualified or until his earlier death, resignation or removal, as provided in the Bylaws, or the earlier termination of his term in accordance with the terms of the Certificate of Designations related to the Company's preferred stock.

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal when a company has already "substantially implemented" the elements of the proposal. In a 1998 release, the Staff noted that this rule merely reflects the interpretation adopted in Exchange Act Release No. 20091 (Aug. 16, 1983) under former Rule 14a-8(c)(10) which allowed a company to exclude a stockholder proposal because it was rendered moot. *See* Exchange Act Release No. 40018.

Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g. *Talbots, Inc.* (avail. April 5, 2002) (allowing the exclusion of a proposal requesting that the company adopt a code of conduct related to business and labor practices based on the company's argument that its current corporate code substantially complied with the proposal); *Nordstrom Inc.* (avail. Feb. 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). To the same effect, see also *The Gap, Inc.* (avail. Mar. 8, 1996); and *The Dial Corp.* (avail. Mar. 16, 1993) (permitting exclusion of a proposal that the corporation appoint an independent nominating committee for the nomination of directors because company appointed an independent nominating committee after receiving the proposal).).

Additionally, the Staff has previously allowed the omission of stockholder proposals, based on mootness where the company receiving the proposal has appointed a director to its board, and thus addressed, the central aim of the proposal. *See Paramount Packaging Corp.* (avail. Mar. 11, 1981); *Nash-Finch Co.* (avail. Mar. 15, 1978). In *Paramount Packaging Corp.*, the company received a stockholder proposal in December 1980 requesting that it consider nominating an independent director to serve on its board. In February 1981, Paramount Packaging appointed an independent director to its board and informed the Staff of its intention to omit the proposal based on mootness. The Staff agreed that the portion of the proposal related to the appointment of the independent director was now moot and indicated it would not recommend an enforcement action if Paramount Packaging omitted the proposal from its proxy statement. *Paramount Packaging Corp.*. Similarly, in *Nash-Finch Co.*, the company appointed an independent director following the receipt of a stockholder proposal requesting the Nash-Finch board be made up of at least two independent directors. The Staff indicated that the proposal was moot and indicated it would not seek an enforcement action against Nash-Finch if it omitted the proposal from its proxy statement. *Nash-Finch Co.*

The Proponent has submitted the Proposal for inclusion in the 2003 Proxy Materials. The purpose of the Proposal, to fill the vacant special director position, has been met by the election of Mr. Parthemore. Therefore, the Company has substantially implemented the Proposal, and the Proposal is now moot. Accordingly, Archon may omit the Proposal pursuant to rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (213) 229-7360 or Karen Howard of this office at 213-229-7858, if we can be of any further assistance in this matter.

Sincerely,

Karen E. Bertero

Karen E. Bertero

KEB/kmh
Attachment(s)

cc: Charles Sandefur, Archon Corporation
Nate J. Rogers, O.D.
John Creighton III, Orgain, Bell & Tucker, L.L.P.
Nevada Gaming Control Board

10674461_6.DOC

EXHIBIT A

December 11, 2002 Letter from Proponent to Archon

NATE J. ROGERS, O.D.
SAN JACINTO BUILDING
BEAUMONT, TEXAS 77701

TELEPHONE
409-838-8661

MAILING ADDRESS
P. O. BOX 1310
BEAUMONT, TEXAS 77704

Paul W. Lowden, President
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas, NV 89109

Dear Archon:

I submit the attached shareholder proposal and statement in support which I intend to introduce at the 2003 annual meeting and request that such be included in the proxy material; solicited by management pursuant to Rule 14(b) Securities Act. I will continue to hold my investment until said annual meeting and have held shares worth more then $2,000 for over one year. (support available upon request).

As my prior letter dated November 20, 2002 indicates, I would like to be appointed to fill the vacant special director position on the Board. If an alternative individual is appointed to prior to the next annual meeting, please accept this letter as my nomination to stand for election to the special director position held by Mr. Howard E. Foster which term is up for election at the next annual meeting.

Sincerely,

N. J. Rogers, O.D.

N. J. Rogers, O.D.

Cc: William J. Raggio
Suzanne Lowden
John W. Delaney
Howard E. Foster

Karen Bertero, Esquire
Gibson Dunn & Crutcher
333 S. Grand Avenue – 47th floor
Los Angeles, CA 90071-3197

Securities and Exchange Commission
C/o SHAREHOLDER PROPOSAL
450 5th St. NW
Washington, DC 20549

Nevada Gaming Control Board
Investigations – Public Companies
555 E. Washington Avenue, Suite 200
Las Vegas, NV 89101

Proponents Proposal

RESOLVED: That the stockholders of Archon Corporation ("Company") urge the Board of Directors take the necessary steps, in compliance with state law, to provide for a special election in conjunction with the upcoming annual meeting to fill the vacate special director position on the Board of Directors representing the Preferred Stock.

Proponent's Supporting Statement

The Preferred stock is currently entitled to representation on the Board by two special directors as a result of the Company's failure to pay dividends for a period of six successive semi-annual dividend periods. As of June 30, 2002, the Preferred stock has a liquidation preference of $3.42 per share and as of December 10, 2002 is listed at $1.40 on the OTCBB. The Preferred Stock currently accrues a dividend per semi-annual period at a rate of 15.04 per share. As of June 30, 2002, the Company reported cash and cash equilevants and investments in short term securities aggregating $22.5 million in its quarterly report on Form 10-q.

As presently configured, the Board consists of five positions representing the class of common stock and two positions representing the class of preferred stock. To our knowledge, one vacancy exists in both the common and preferred positions. The remaining four members representing the common stock consist of Mr. Paul W. Lowden, majority holder of the common shares, Suzanne Lowden, wife of Paul W. Lowden, John M. Delaney, an individual employed in a separate entity owned by Mr. Lowden, and William J. Raggio, a long time paid legal advisor to Mr. Lowden and the Company. The one position on the board representing the preferred shares is held by Howard E. Foster.

The Company's Board is divided into three classes of directors serving staggered three-year terms. The current terms with respect to the special directors representing the Preferred stock are as follows: Mr. Foster's term expires at the 2003 annual meeting. The vacant position on the board will expire at the 2004 meeting.

The vacant position representing the Preferred stock has remained unfilled since May 2001. The Board of Directors is empowered to appoint an individual to fill the vacancy, but to date has not done so. The Board of Directors is dominated by a majority of positions elected by the common shareholders, not the preferred shareholders. We believe it is in the best interest of all shareholders to have the vacant special director position on the Board filled by an election held in conjunction with the next annual meeting which would allow for a vote by members of the preferred class of stock. In addition, in advance of the solicitation of proxy statements, The Company should solicit nominations for nominations to the vacant position and for the position currently held by Mr. Foster.

EXHIBIT B

December 20, 2002 Letter from Archon to Proponent

December 20, 2002

Nate J. Rogers, O.D.
San Jacinto Building
Beaumont, Texas 77701

Re: *Letter Regarding Shareholder Proposal*

Dear Mr. Rogers:

On December 11, 2002, we received your letter which included your stockholder proposal. You indicated in your letter that you own shares of Archon Corporation's ("Archon") stock. Rule 14a-8(b) of the Securities Exchange Act of 1934 provides that in order to be eligible to submit a stockholder proposal, the stockholder must hold at least $2,000 in market value, or 1%, of the company's securities *entitled to vote on the proposal* for at least one year by the date the stockholder submits the proposal. Your stockholder proposal proposes that Archon's stockholders resolve to urge the Board of Directors to hold a special election to fill the vacant special director position on the Board of Directors representing the preferred stock. Pursuant to the certificate of designations of Archon's preferred stock, only the holders of Archon's preferred stock are entitled to vote for the special director representing the preferred stock.

You have not indicated if you hold shares of Archon's preferred stock and are thus eligible to submit your stockholder proposal. In order for you to be eligible to submit the stockholder proposal, you must provide proof to us that you have continuously owned at least $2,000 in market value, or 1%, of Archon's *preferred stock* for at least one year by the date you submitted the proposal. Sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares of preferred stock verifying that, at the time you submitted you proposal, you continuously held the shares of preferred stock for at least one year, and your own statement that you intend to continue to hold the shares of preferred stock through the date of our 2003 annual meeting; or

- if your have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares of preferred stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, your written statement that you continuously held the required number of shares of preferred stock for the one-year period, and your written statement that you intend to continue ownership of the shares of preferred stock through the date of our 2003 annual meeting.

Your response to this letter must be postmarked no later than 14 days from the date you receive this letter.

Sincerely,

Charles W. Sandefur, CPA
Secretary
Archon Corporation

CC: Paul W. Lowden, President
CC: Karen Bertero, Esquire

EXHIBIT C

January 3, 2002 Letter from Proponent to Archon

Rogers Bros. Investments

13TH FLOOR SAN JACINTO BUILDING • P.O. BOX [illegible] • BEAUMONT, TEXAS [illegible]
TELEPHONE [illegible]
FAX [illegible]

FAX TRANSMITTAL COVER SHEET

DELIVER TO: CHARLES W. SANDEFUR, SECRETARY

AT: ARCHON CORPORATION

FAX NUMBER: (702) 732-9465 DATE: JANUARY 2, 2003

FROM: NATE ROGERS

SUBJECT: REQUEST TO BE CONSIDERED AS NOMINEE TO FILL SPECIAL DIRECTOR POSITION ON ARCHON CORPORATION

NUMBER OF PAGES (INCLUDING COVER SHEET): EIGHT (8)

MESSAGE: PLEASE PLACE MY NAME AS NOMINEE FOR SPECIAL DIRECTOR POSITION OF ARCHON CORPORATION

IF YOU DO NOT RECEIVE ALL PAGES OR IF YOU ARE EXPERIENCING PROBLEMS, PLEASE CALL: (409) 838-6681.

ATTENTION: ______________________

NATE J. ROGERS, O.D.
SAN JACINTO BUILDING
BEAUMONT, TEXAS 77701

TELEPHONE
409-838-6601

MAILING ADDRESS
P. O. BOX 1319
BEAUMONT, TEXAS 77704

January 3, 2003

Mr. Charles W. Sandefur, Secretary
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas NV 89109

Via Fax: 702-732-9465

Re: Preferred special director nomination
Shareholder proposal – 2003 annual meeting

Dear Mr. Sandefur:

I am in receipt of your letter dated December 20, 2002. Attached you will find a statement from the record holder of my shares indicating the amount of shares and the period in which I have owned such shares. Also, attached is my letter to you that you acknowledged receiving on December 11, 2002. In this letter, I represented to you that I will continue to hold these shares until the date of your 2003 annual meeting. Regardless, I reaffirm this statement to you now.

I am awaiting a return telephone call from you with regard to my request to be considered as the nominee to fill the vacant special director position on the Board. As well as my nomination for election to the special director position which term is up for election at the next annual meeting.

Sincerely,

Nate J. Rogers

Nate J. Rogers
Nater Ltd. Partnership; Gen. Partner

Cc: Securities and Exchange Commission
C/o Corporation Finance
450 5th St. NW
Washington, DC 20549

Mr. Chris Fourgis 775-684-1219 – Via Fax
Nevada Gaming Control Board
C/o Corporation Finance
555 E. Washington Avenue, Suite 200
Las Vegas, NV 89101

William J. Raggio
Suzanne Lowden
John W. Delaney
Howard E. Foster
Karen Bertero, Esquire 213-229-6360 – Via Fax

CIBC
Oppenheimer
A Division of CIBC World Markets Corp.

Darrell Rosenthal
Executive Director-Investments
Private Client Division

CIBC World Markets Corp.
1600 Smith Street
Suite 3100
Houston, TX 77002
Tel: 713-650-2166
Fax: 713-650-2163
Toll Free: 800-346-8287
[illegible]

December 31, 2002

To whom it may concern:

This letter shall confirm that Nate J. Rogers through his accounts at CIBC Oppenheimer, owns 239,248 shares of Archon Corp Preferred (ARHNPU) in the name of Nate J. Rogers and through Nater Limited Partnership, of which he is the general partner.

He has owned and continues to own the majority, or approximately 200,000, of these shares for over 4 years.

22,000	087-42593	Nate J. Rogers
217,248	087-47902	Nater Limited Partnership

If you should have any questions or need further information, please do not hesitate to call me at 1-800-346-8287.

Sincerely,

Darrell Rosenthal
Executive Director – Investments
Private Client Division

Rogers Bros. Investments

13TH FLOOR SAN JACINTO BUILDING • P.O. BOX 1319 • BEAUMONT, TEXAS 77704
TELEPHONE: [illegible]
FAX: [illegible]

FAX TRANSMITTAL COVER SHEET

DELIVER TO: PAUL LOWDEN, PRESIDENT

AT: ARCHON CORPORATION

FAX NUMBER: (702) 732-9465 DATE: NOVEMBER 20, 2002

FROM: NATE ROGERS

SUBJECT: APPOINTMENT - BOARD OF DIRECTORS

NUMBER OF PAGES (INCLUDING COVER SHEET): TWO (2)

MESSAGE: PLEASE CONSIDER MY REQUEST FOR APPOINTMENT TO BOARD OF DIRECTORS

IF YOU DO NOT RECEIVE ALL PAGES OR IF YOU ARE EXPERIENCING PROBLEMS, PLEASE CALL: (409) 838-6681.
ATTENTION: __________

Rogers Bros. Investments

13th Floor San Jacinto Building • P.O. Box 1510 • Beaumont, Texas 77704
Telephone: AC 409 • [illegible]
Fax: AC 409 • [illegible]

FAX TRANSMITTAL COVER SHEET

DELIVER TO: Charles W. Sandefur C.PA.

AT: Arohon Corp.

FAX NUMBER: (702) 732-9415 DATE: Dec. 20, 2002

FROM: Dr. Nate Rogers

SUBJECT: Response to your Fax of Dec. 20, 2002

NUMBER OF PAGES (INCLUDING COVER SHEET): Four (4)

MESSAGE: Please phone me after you have read this Material

IF YOU DO NOT RECEIVE ALL PAGES OR IF YOU ARE EXPERIENCING PROBLEMS, PLEASE CALL: (409) 838-6681.
ATTENTION: ________

ARCHON CORPORATION

December 20, 2002

Nate J. Rogers, O.D.
San Jacinto Building
Beaumont, Texas 77701

Re: *Letter Regarding Shareholder Proposal*

Dear Mr. Rogers:

On December 11, 2002, we received your letter which included your stockholder proposal. You indicated in your letter that you own shares of Archon Corporation's ("Archon") stock. Rule 14a-8(b) of the Securities Exchange Act of 1934 provides that in order to be eligible to submit a stockholder proposal, the stockholder must hold at least $2,000 in market value, or 1%, of the company's securities *entitled to vote on the proposal* for at least one year by the date the stockholder submits the proposal. Your stockholder proposal proposes that Archon's stockholders resolve to urge the Board of Directors to hold a special election to fill the vacant special director position on the Board of Directors representing the preferred stock. Pursuant to the certificate of designations of Archon's preferred stock, only the holders of Archon's preferred stock are entitled to vote for the special director representing the preferred stock.

You have not indicated if you hold shares of Archon's preferred stock and are thus eligible to submit your stockholder proposal. In order for you to be eligible to submit the stockholder proposal, you must provide proof to us that you have continuously owned at least $2,000 in market value, or 1%, of Archon's *preferred stock* for at least one year by the date you submitted the proposal. Sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares of preferred stock verifying that, at the time you submitted you proposal, you continuously held the shares of preferred stock for at least one year, and your own statement that you intend to continue to hold the shares of preferred stock through the date of our 2003 annual meeting; or

- if your have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents of updated forms, reflecting your ownership of the shares of preferred stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, your written statement that you continuously held the required number of shares of preferred stock for the one-year period, and your written statement that you intend to continue ownership of the shares of preferred stock through the date of our 2003 annual meeting.

Your response to this letter must be postmarked no later than 14 days from the date you receive this letter.

Sincerely,

Charles W. Sandefur

Charles W. Sandefur, CPA
Secretary
Archon Corporation

CC: Paul W. Lowden, President
CC: Karen Bartero, Esquire

Rogers Bros. Investments

November 20, 2002

Mr. Paul Lowden, President
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas NV 89109

FAX: (702) 732-9465

Hello Paul:

I hope you and your wife, Susan, are both well.

I received the Stockholder Notice of November 7, re: removal of Thom Land as a Director.

I'm writing regarding the replacement of a vacancy on the Board of Directors.

I am the holder of a fairly large number of Preferred Shares of the Company. I own 239,248 shares of Preferred, plus I control the votes of another 67,050 Preferred Shares, owned by my brother's family.

It is my opinion that a holder of a large block of Preferred Shares should be a member of the Board of Directors. I respectfully request I be chosen to fill a Board vacancy.

I hope you will give my request serious consideration. I will appreciate acknowledgement of receipt of my letter by return FAX.

Best wishes,

Nate Rogers

Nate J. Rogers

NJR/jt

Cc: Darrell Rosenthal
CIBC Oppenheimer
1600 Smith Street, Suite 3100
Cullen Center
Houston TX 77002-3626

Exhibit "B"

March 8, 2002 Letter from Archon to Dr. Rogers

See attached.

ARCHON
CORPORATION

March 8, 2002

Nate Rogers
C/o Rogers Brothers Investments
595 Orleans Street
Sanjancito Building – 15h Floor
Beaumont, TX 77701

Re: Special Director Position

Dear Nate:

We appreciate your interest in being appointed as a Special Director of Archon Corporation (the"Company"). As you are aware, at present, there is one vacant Special Director position on the board of directors, which may be filled by an appointment by the existing board of directors.

The Company requires that all newly elected members of the board of directors comply with all Company policies, including but not limited to, filing an application with the Nevada gaming authorities. Enclosed you will find an application for a Key Employee Gaming License which the Company is requesting you complete in full before the board of directors will give further consideration of your appointment as a Special Director. Please note there is no assurance that upon receipt of your completed application that the board of directors will appoint you to the vacant Special Director position.

Sincerely,

Thomas K. Land
Senior Vice-President and
Chief Financial Officer

cc: Paul W. Lowden
Randall Kirk

3993 Howard Hughes Parkway, Suite 630 Las Vegas, Nevada 89109 (702) 732-9120 Fax (702) 732-9465

EXHIBIT B

Letter from Proponent to Archon Corporation Containing Proposal

NATE J. ROGERS, O.D.
SAN JACINTO BUILDING
BEAUMONT, TEXAS 77701

TELEPHONE
409-838-6681

MAILING ADDRESS
P. O. BOX 1310
BEAUMONT, TEXAS 77704

Paul W. Lowden, President
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas, NV 89109

Dear Archon:

I submit the attached shareholder proposal and statement in support which I intend to introduce at the 2003 annual meeting and request that such be included in the proxy material; solicited by management pursuant to Rule 14(b) Securities Act. I will continue to hold my investment until said annual meeting and have held shares worth more then $2,000 for over one year. (support available upon request).

As my prior letter dated November 20, 2002 indicates, I would like to be appointed to fill the vacant special director position on the Board. If an alternative individual is appointed to prior to the next annual meeting, please accept this letter as my nomination to stand for election to the special director position held by Mr. Howard E. Foster which term is up for election at the next annual meeting.

Sincerely,

N. J. Rogers, O.D.

N. J. Rogers, O.D.

Cc: William J. Raggio
Suzanne Lowden
John W. Delaney
Howard E. Foster

Karen Bertero, Esquire
Gibson Dunn & Crutcher
333 S. Grand Avenue – 47th floor
Los Angeles, CA 90071-3197

Securities and Exchange Commission
C/o SHAREHOLDER PROPOSAL
450 5th St. NW
Washington, DC 20549

Nevada Gaming Control Board
Investigations – Public Companies
555 E. Washington Avenue, Suite 200
Las Vegas, NV 89101

Proponents Proposal

RESOLVED: That the stockholders of Archon Corporation ("Company") urge the Board of Directors take the necessary steps, in compliance with state law, to provide for a special election in conjunction with the upcoming annual meeting to fill the vacate special director position on the Board of Directors representing the Preferred Stock.

Proponent's Supporting Statement

The Preferred stock is currently entitled to representation on the Board by two special directors as a result of the Company's failure to pay dividends for a period of six successive semi-annual dividend periods. As of June 30, 2002, the Preferred stock has a liquidation preference of $3.42 per share and as of December 10, 2002 is listed at $1.40 on the OTCBB. The Preferred Stock currently accrues a dividend per semi-annual period at a rate of 15.04 per share. As of June 30, 2002, the Company reported cash and cash equilevants and investments in short term securities aggregating $21.5 million in its quarterly report on Form 10-q.

As presently configured, the Board consists of five positions representing the class of common stock and two positions representing the class of preferred stock. To our knowledge, one vacancy exists in both the common and preferred positions. The remaining four members representing the common stock consist of Mr. Paul W. Lowden, majority holder of the common shares, Suzanne Lowden, wife of Paul W. Lowden, John W. Delaney, an individual employed in a separate entity owned by Mr. Lowden, and William J. Raggio, a long time paid legal advisor to Mr. Lowden and the Company. The one position on the board representing the preferred shares is held by Howard E. Foster.

The Company's Board is divided into three classes of directors serving staggered three-year terms. The current terms with respect to the special directors representing the Preferred stock are as follows: Mr. Foster's term expires at the 2003 annual meeting. The vacant position on the board will expire at the 2004 meeting.

The vacant position representing the Preferred stock has remained unfilled since May 2001. The Board of Directors is empowered to appoint an individual to fill the vacancy, but to date has not done so. The Board of Directors is dominated by a majority of positions elected by the common shareholders, not the preferred shareholders. We believe it is in the best interest of all shareholders to have the vacant special director position on the Board filled by an election held in conjunction with the next annual meeting which would allow for a vote by members of the preferred class of stock. In addition, in advance of the solicitation of proxy statements, The Company should solicit nominations for nominations to the vacant position and for the position currently held by Mr. Foster.

ORGAIN, BELL & TUCKER, L.L.P.
ATTORNEYS AT LAW
470 ORLEANS STREET
P.O. BOX 1751
BEAUMONT, TEXAS 77704-1751
TELEPHONE (409) 838-6412
FAX (409) 838-6959
www.obt.com

OTHER OFFICES
HOUSTON
AUSTIN
SILSBEE

March 12, 2003

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 W. Fifth Street, N.W.
Washington, D.C. 20549

**RE: Archon Corporation
Shareholder Proposal of Nate J. Rogers, O.D.
Securities Exchange Act of 1934 – Rule 14a-8**

Dear Ladies and Gentlemen:

Our firm serves as legal counsel to Nate J. Rogers, O.D. We are sending you this letter in response to the letter dated February 20, 2003 that was sent to you by Gibson, Dunn & Crutcher LLP ("Gibson"), legal counsel to Archon Corporation ("Archon"). A copy of the Gibson February 20, 2003 letter is attached hereto as Exhibit "A".

We dispute the arguments for exclusion set forth in the Gibson letter and we believe that Archon is required or should be required to include Dr. Rogers' shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") in Archon's proxy statement and form of proxy for Archon's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials").

The Gibson letter demonstrates that Archon is not acting in good faith and is oppressing the rights of its minority shareholders. Originally, Archon tried to exclude Dr. Rogers' Proposal on the alleged technical ground that Dr. Rogers did not provide Archon with the requisite proof of continuous ownership of securities in Archon. However, in our last letter to the SEC dated February 3, 2003, we submitted evidence that Archon had in fact received such proof from Dr. Rogers. In response, the Gibson letter states that Archon reviewed its records and confirmed that Dr. Rogers had in fact submitted such proof so that Archon is now withdrawing its procedural reasons for excluding the Proposal.

However, Archon now desires to exclude the Proposal on the grounds of mootness since Archon claims that is has substantially implemented the Proposal by electing Mr. Jay Parthemore to the Board of Directors. Such act clearly demonstrates bad faith on the part of Archon and its intent to maintain sole control over the board of directors. Such act also oppresses the rights of the minority shareholders. At no time in its earlier response did Archon indicate that it was working on electing Mr. Parthemore to the Board of Directors and Archon simply stated that it was excluding the proposal on a procedural ground. Likewise, Archon never responded to Dr. Rogers' numerous prior requests that he be elected to fill the vacant position on the Board. Had Archon intended to fill this vacancy, why did it not raise the mootness issue in its original response? We believe that Archon's conduct clearly demonstrates that the election of Mr. Parthemore to the Board is designed to oppress Dr. Rogers' rights and to maintain sole and exclusive control of the Board.

Furthermore, in Gibson's response letter, they do not state what qualifications, if any, Mr. Parthemore has to serve on Archon's Board and they have not stated whether or not Archon has followed its own policies in electing Mr. Parthemore to the Board. Specifically, they have not advised whether or not Mr. Parthemore owns any preferred stock in Archon and they have not stated whether or not Mr. Parthemore has obtained a Key Employee Gaming License from the Nevada gaming authorities. When Dr. Rogers requested that he be elected to serve on the Board, Archon advised him that he must first be licensed by the Nevada gaming authorities, as stated in a letter from Archon to Dr. Rogers dated March 8, 2002, a copy of which is attached hereto as Exhibit B. Therefore, for these reasons and the reasons stated above, we believe that the election of Mr. Parthemore to the Board should be set asid and Dr. Rogers' Proposal should be required to be included in the 2003 Proxy Materials.

If you have any questions about this matter or need any additional information, please contact our office and we will be happy to furnish the additional information to you. Should you disagree with the conclusions in this letter, we respectfully request the opportunity to confer with you prior to the determination of the SEC's final position.

We are sending you this letter and 6 copies hereof in accordance with the requirements of Rule 14a-8(j). We are also sending copies of this letter to Archon and Gibson.

We look forward to your reply.

Yours truly,

ORGAIN, BELL & TUCKER, L.L.P.

Lance C. Fox

cc: Charles Sandefur – *VIA FEDERAL EXPRESS*
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas, NV 89109

Karen E. Bertero – *VIA FEDERAL EXPRESS*
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071-3197

Nate J. Rogers, O.D.
P.O. Box 1310
Beaumont, TX 77704

John Creighton III – OFFICE

Exhibit "A"

Gibson, Dunn & Crutcher LLP letter of February 20, 2003

See attached.

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

333 South Grand Avenue Los Angeles, California 90071-3197
(213) 229-7000
www.gibsondunn.com
kbertero@gibsondunn.com

Nate Rogers

February 20, 2003

Direct Dial
(213) 229-7360

Fax No.
(213) 229-6360

Client No.
C 80267-00046

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 W. Fifth Street, N.W.
Washington, D.C. 20549

Re: *Archon Corporation*
Stockholder proposal of Nate J. Rogers, O.D.
Securities Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of our client, Archon Corporation ("Archon" or the "Company"), this letter responds to the letter dated February 3, 2003 sent to you by Orgain, Bell & Tucker, L.L.P. ("Orgain") on behalf of Nate J. Rogers, O.D. (the "Proponent"). The February 3, 2003 letter was in response to our letter dated January 21, 2003 notifying the Division of Corporation Finance of Archon's intention to exclude the Proponent's stockholder proposal (the "Proposal") from the proxy statement and form of proxy for Archon's 2003 Annual Meeting (collectively, the "2003 Proxy Materials") and requesting that the staff of the Division of Corporation Finance (the "Staff") concur in Archon's view that the Proposal is excludable. Enclosed herewith are six (6) copies of this letter and its attachments. A copy of this letter and its attachments is also being mailed on this date to the Proponent and his counsel.

In the January 21, 2003 letter, we informed you that Archon intended to exclude the Proposal pursuant to Rule 14a-8(b)(1) because the Proponent had not provided the requisite proof of continuous ownership in the securities entitled to vote on the Proposal in response to Archon's request for the required relevant information. In his cover letter dated December 11,

2002 accompanying his Proposal, attached hereto as Exhibit A, the Proponent stated that he owned shares of Archon's stock, but he did not indicate what class of shares he held nor did he provide any proof of ownership. Prior to responding to the Proponent's December 11, 2002 letter, Archon reviewed the list of its preferred stockholders as of December 16, 2002 prepared by Archon's transfer agent. The Preferred Stockholder List did not include Mr. Rogers as a preferred stockholder of record. Therefore, Archon sent a letter dated December 20, 2002, attached hereto as Exhibit B, to Mr. Rogers requesting that he provide the requisite proof of ownership and describing the acceptable forms of proof.

Proponent faxed a letter dated January 3, 2002 to Archon in which he stated that he was attaching a statement from his record holder indicating the number of shares owned by the Proponent and the length of time he held those shares. At the time we sent the January 21, 2003 letter, Archon did not believe it had received the attachment. However, upon receipt of Orgain's February 3, 2003 letter, Archon reviewed its records and located the January 3, 2003 letter sent by the Proponent to Archon via facsimile on January 2, 3003, which included the attachment. A copy of facsimile received by Archon on January 2, 2003 is attached hereto as Exhibit C. Since Archon did receive the statement from the Proponent's broker that he owned the requisite number of shares of Archon's preferred stock for the required length of time, Archon is withdrawing its procedural reasons for excluding the Proposal.

However, even though Archon did receive proof of the Proponent's eligibility to submit the Proposal, Archon believes that it may exclude the Proposal because it has now substantially implemented the Proposal. The Proposal asks the Company's board of directors (the "Board") to take the necessary steps to have a special election in conjunction with the upcoming annual meeting to fill the vacant special director position on the Board. *See* Exhibit C. At the time it received the Proposal, the Company was speaking with a potential candidate, Jay Parthemore about the vacant special director position, but Mr. Parthemore had not yet agreed to fill such position if elected. Since our January 21, 2003 letter, Mr. Parthemore agreed to fill the vacant special director position. On February 19, 2003, in accordance with the Company's Bylaws, the Board elected Mr. Parthemore to fill the vacant special director position. Mr. Parthemore will hold office until the term of the special director position he has filled expires in 2004 and until a successor is duly elected and qualified or until his earlier death, resignation or removal, as provided in the Bylaws, or the earlier termination of his term in accordance with the terms of the Certificate of Designations related to the Company's preferred stock.

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal when a company has already "substantially implemented" the elements of the proposal. In a 1998 release, the Staff noted that this rule merely reflects the interpretation adopted in Exchange Act Release No. 20091 (Aug. 16, 1983) under former Rule 14a-8(c)(10) which allowed a company to exclude a stockholder proposal because it was rendered moot. *See* Exchange Act Release No. 40018.

Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g. *Talbots, Inc.* (avail. April 5, 2002) (allowing the exclusion of a proposal requesting that the company adopt a code of conduct related to business and labor practices based on the company's argument that its current corporate code substantially complied with the proposal); *Nordstrom Inc.* (avail. Feb. 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). To the same effect, see also *The Gap, Inc.* (avail. Mar. 8, 1996); and *The Dial Corp.* (avail. Mar. 16, 1993) (permitting exclusion of a proposal that the corporation appoint an independent nominating committee for the nomination of directors because company appointed an independent nominating committee after receiving the proposal).).

Additionally, the Staff has previously allowed the omission of stockholder proposals, based on mootness where the company receiving the proposal has appointed a director to its board, and thus addressed, the central aim of the proposal. *See Paramount Packaging Corp.* (avail. Mar. 11, 1981); *Nash-Finch Co.* (avail. Mar. 15, 1978). In *Paramount Packaging Corp.*, the company received a stockholder proposal in December 1980 requesting that it consider nominating an independent director to serve on its board. In February 1981, Paramount Packaging appointed an independent director to its board and informed the Staff of its intention to omit the proposal based on mootness. The Staff agreed that the portion of the proposal related to the appointment of the independent director was now moot and indicated it would not recommend an enforcement action if Paramount Packaging omitted the proposal from its proxy statement. *Paramount Packaging Corp.*. Similarly, in *Nash-Finch Co.*, the company appointed an independent director following the receipt of a stockholder proposal requesting the Nash-Finch board be made up of at least two independent directors. The Staff indicated that the proposal was moot and indicated it would not seek an enforcement action against Nash-Finch if it omitted the proposal from its proxy statement. *Nash-Finch Co.*

The Proponent has submitted the Proposal for inclusion in the 2003 Proxy Materials. The purpose of the Proposal, to fill the vacant special director position, has been met by the election of Mr. Parthemore. Therefore, the Company has substantially implemented the Proposal, and the Proposal is now moot. Accordingly, Archon may omit the Proposal pursuant to rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (213) 229-7360 or Karen Howard of this office at 213-229-7858, if we can be of any further assistance in this matter.

Sincerely,

Karen E. Bertero

Karen E. Bertero

KEB/kmh
Attachment(s)

cc: Charles Sandefur, Archon Corporation
Nate J. Rogers, O.D.
John Creighton III, Orgain, Bell & Tucker, L.L.P.
Nevada Gaming Control Board

10674461_6.DOC

EXHIBIT A

December 11, 2002 Letter from Proponent to Archon

NATE J. ROGERS, O.D.
SAN JACINTO BUILDING
BEAUMONT, TEXAS 77701

TELEPHONE
409-838-6681

MAILING ADDRESS
P. O. BOX 1310
BEAUMONT, TEXAS 77704

Paul W. Lowden, President
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas, NV 89109

Dear Archon:

I submit the attached shareholder proposal and statement in support which I intend to introduce at the 2003 annual meeting and request that such be included in the proxy material; solicited by management pursuant to Rule 14(b) Securities Act. I will continue to hold my investment until said annual meeting and have held shares worth more then $2,000 for over one year. (support available upon request).

As my prior letter dated November 20, 2002 indicates, I would like to be appointed to fill the vacant special director position on the Board. If an alternative individual is appointed to prior to the next annual meeting, please accept this letter as my nomination to stand for election to the special director position held by Mr. Howard E. Foster which term is up for election at the next annual meeting.

Sincerely,

N. J. Rogers, O.D.

Cc: William J. Raggio
Suzanne Lowden
John W. Delaney
Howard E. Foster

Karen Bertero, Esquire
Gibson Dunn & Crutcher
333 S. Grand Avenue – 47th floor
Los Angeles, CA 90071-3197

Securities and Exchange Commission
C/o SHAREHOLDER PROPOSAL
450 5th St. NW
Washington, DC 20549

Nevada Gaming Control Board
Investigations – Public Companies
555 E. Washington Avenue, Suite 200
Las Vegas, NV 89101

Proponents Proposal

RESOLVED: That the stockholders of Archon Corporation ("Company") urge the Board of Directors take the necessary steps, in compliance with state law, to provide for a special election in conjunction with the upcoming annual meeting to fill the vacate special director position on the Board of Directors representing the Preferred Stock.

Proponent's Supporting Statement

The Preferred stock is currently entitled to representation on the Board by two special directors as a result of the Company's failure to pay dividends for a period of six successive semi-annual dividend periods. As of June 30, 2002, the Preferred stock has a liquidation preference of $3.42 per share and as of December 10, 2002 is listed at $1.40 on the OTCBB. The Preferred Stock currently accrues a dividend per semi-annual period at a rate of 15.0% per share. As of June 30, 2002, the Company reported cash and cash equilevants and investments in short term securities aggregating $22.5 million in its quarterly report on Form 10-q.

As presently configured, the Board consists of five positions representing the class of common stock and two positions representing the class of preferred stock. To our knowledge, one vacancy exists in both the common and preferred positions. The remaining four members representing the common stock consist of Mr. Paul W. Lowden, majority holder of the common shares, Suzanne Lowden, wife of Paul W. Lowden, John W. Delaney, an individual employed in a separate entity owned by Mr. Lowden, and William J. Raggio, a long time paid legal advisor to Mr. Lowden and the Company. The one position on the board representing the preferred shares is held by Howard E. Foster,

The Company's Board is divided into three classes of directors serving staggered three-year terms. The current terms with respect to the special directors representing the Preferred stock are as follows: Mr. Foster's term expires at the 2003 annual meeting. The vacant position on the board will expire at the 2004 meeting.

The vacant position representing the Preferred stock has remained unfilled since May 2001. The Board of Directors is empowered to appoint an individual to fill the vacancy, but to date has not done so. The Board of Directors is dominated by a majority of positions elected by the common shareholders, not the preferred shareholders. We believe it is in the best interest of all shareholders to have the vacant special director position on the Board filled by an election held in conjunction with the next annual meeting which would allow for a vote by members of the preferred class of stock. In addition, in advance of the solicitation of proxy statements, The Company should solicit nominations for nominations to the vacant position and for the position currently held by Mr. Foster.

EXHIBIT B

December 20, 2002 Letter from Archon to Proponent

December 20, 2002

Nate J. Rogers, O.D.
San Jacinto Building
Beaumont, Texas 77701

Re: *Letter Regarding Shareholder Proposal*

Dear Mr. Rogers:

On December 11, 2002, we received your letter which included your stockholder proposal. You indicated in your letter that you own shares of Archon Corporation's ("Archon") stock. Rule 14a-8(b) of the Securities Exchange Act of 1934 provides that in order to be eligible to submit a stockholder proposal, the stockholder must hold at least $2,000 in market value, or 1%, of the company's securities *entitled to vote on the proposal* for at least one year by the date the stockholder submits the proposal. Your stockholder proposal proposes that Archon's stockholders resolve to urge the Board of Directors to hold a special election to fill the vacant special director position on the Board of Directors representing the preferred stock. Pursuant to the certificate of designations of Archon's preferred stock, only the holders of Archon's preferred stock are entitled to vote for the special director representing the preferred stock.

You have not indicated if you hold shares of Archon's preferred stock and are thus eligible to submit your stockholder proposal. In order for you to be eligible to submit the stockholder proposal, you must provide proof to us that you have continuously owned at least $2,000 in market value, or 1%, of Archon's *preferred stock* for at least one year by the date you submitted the proposal. Sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares of preferred stock verifying that, at the time you submitted you proposal, you continuously held the shares of preferred stock for at least one year, and your own statement that you intend to continue to hold the shares of preferred stock through the date of our 2003 annual meeting; or

- if your have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares of preferred stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, your written statement that you continuously held the required number of shares of preferred stock for the one-year period, and your written statement that you intend to continue ownership of the shares of preferred stock through the date of our 2003 annual meeting.

Your response to this letter must be postmarked no later than 14 days from the date you receive this letter.

Sincerely,

Charles W. Sandefur

Charles W. Sandefur, CPA
Secretary
Archon Corporation

CC: Paul W. Lowden, President
CC: Karen Bertero, Esquire

EXHIBIT C

January 3, 2002 Letter from Proponent to Archon

Rogers Bros. Investments

13TH FLOOR SAN JACINTO BUILDING • P.O. BOX 1310 • BEAUMONT, TEXAS 77704
TELEPHONE: AC 409 • 838-6681
FAX: AC 409 • 838-1542

FAX TRANSMITTAL COVER SHEET

DELIVER TO: CHARLES W. SANDEFUR, SECRETARY

AT: ARCHON CORPORATION

FAX NUMBER: (702) 732-9465 DATE: JANUARY 2, 2003

FROM: NATE ROGERS

SUBJECT: REQUEST TO BE CONSIDERED AS NOMINEE TO FILL SPECIAL DIRECTOR POSITION ON ARCHON CORPORATION

NUMBER OF PAGES (INCLUDING COVER SHEET): EIGHT (8)

MESSAGE: PLEASE PLACE MY NAME AS NOMINEE FOR SPECIAL DIRECTOR POSITION OF ARCHON CORPORATION

IF YOU DO NOT RECEIVE ALL PAGES OR IF YOU ARE EXPERIENCING PROBLEMS, PLEASE CALL: (409) 838-6681.
ATTENTION: ____________

NATE J. ROGERS, O.D.
SAN JACINTO BUILDING
BEAUMONT, TEXAS 77701

TELEPHONE
409-838-6681

MAILING ADDRESS
P. O. BOX 1310
BEAUMONT, TEXAS 77704

January 3, 2003

Mr. Charles W. Sandefur, Secretary
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas NV 89109

Via Fax: 702-732-9465

Re: Preferred special director nomination
Shareholder proposal – 2003 annual meeting

Dear Mr. Sandefur:

I am in receipt of your letter dated December 20, 2002. Attached you will find a statement from the record holder of my shares indicating the amount of shares and the period in which I have owned such shares. Also, attached is my letter to you that you acknowledged receiving on December 11, 2002. In this letter, I represented to you that I will continue to hold these shares until the date of your 2003 annual meeting. Regardless, I reaffirm this statement to you now.

I am awaiting a return telephone call from you with regard to my request to be considered as the nominee to fill the vacant special director position on the Board. As well as my nomination for election to the special director position which term is up for election at the next annual meeting.

Sincerely,

Nate J. Rogers

Nate J. Rogers
Nater Ltd. Partnership; Gen. Partner

Cc: Securities and Exchange Commission
C/o Corporation Finance
450 5th St. NW
Washington, DC 20549

Mr. Chris Fourgis 775-684-1219 – Via Fax
Nevada Gaming Control Board
C/o Corporation Finance
555 E. Washington Avenue, Suite 200
Las Vegas, NV 89101

William J. Raggio
Suzanne Lowden
John W. Delaney
Howard E. Foster
Karen Bertero, Esquire 213-229-6360 – Via Fax

CIBC Oppenheimer
A Division of CIBC World Markets Corp.

Darrell Rosenthal
Executive Director-Investments
Private Client Division

CIBC World Markets Corp.
1600 Smith Street
Suite 3100
Houston, TX 77002
Tel: 713-650-2166
Fax: 713-650-2163
Toll Free: 800-346-8287
darrell.rosenthal@us.cibc.com

December 31, 2002

To whom it may concern:

This letter shall confirm that Nate J. Rogers through his accounts at CIBC Oppenheimer, owns 239,248 shares of Archon Corp Preferred (ARHNPU) in the name of Nate J. Rogers and through Nater Limited Partnership, of which he is the general partner.

He has owned and continues to own the majority, or approximately 200,000, of these shares for over 4 years.

22,000	087-42593	Nate J. Rogers
217,248	087-47902	Nater Limited Partnership

If you should have any questions or need further information, please do not hesitate to call me at 1-800-346-8287.

Sincerely,

Darrell Rosenthal
Executive Director – Investments
Private Client Division

Rogers Bros. Investments

13TH FLOOR SAN JACINTO BUILDING • P.O. BOX 1310 • BEAUMONT, TEXAS 77704
TELEPHONE: AC 409 - 838-6681
FAX: AC 409 - 838-1542

FAX TRANSMITTAL COVER SHEET

DELIVER TO: PAUL LOWDEN, PRESIDENT

AT: ARCHON CORPORATION

FAX NUMBER: (702) 732-9465 DATE: NOVEMBER 20, 2002

FROM: NATE ROGERS

SUBJECT: APPOINTMENT - BOARD OF DIRECTORS

NUMBER OF PAGES (INCLUDING COVER SHEET): TWO (2)

MESSAGE: PLEASE CONSIDER MY REQUEST FOR APPOINTMENT TO BOARD OF DIRECTORS

☞ IF YOU DO NOT RECEIVE ALL PAGES OR IF YOU ARE EXPERIENCING PROBLEMS, PLEASE CALL: (409) 838-6681.
ATTENTION: ______

Rogers Bros. Investments

13TH FLOOR SAN JACINTO BUILDING • P.O. BOX 1310 • BEAUMONT, TEXAS 77704
TELEPHONE: AC 409 • 838-3881
FAX: AC 409 • 838-1542

FAX TRANSMITTAL COVER SHEET

DELIVER TO: Charles W. Sandefer, C.P.A.

AT: Archon Corp.

FAX NUMBER: (702) 732-9465 DATE: Dec. 20, 2002

FROM: Dr. Nate Rogers

SUBJECT: Response to your Fax of Dec. 20, 2002

NUMBER OF PAGES (INCLUDING COVER SHEET): Four (4)

MESSAGE: Please phone me after you have read this Material

IF YOU DO NOT RECEIVE ALL PAGES OR IF YOU ARE EXPERIENCING PROBLEMS, PLEASE CALL: (409) 838-6681.

ATTENTION: ______

ARCHON CORPORATION

December 20, 2002

Nate J. Rogers, O.D.
San Jacinto Building
Beaumont, Texas 77701

Re: *Letter Regarding Shareholder Proposal*

Dear Mr. Rogers:

On December 11, 2002, we received your letter which included your stockholder proposal. You indicated in your letter that you own shares of Archon Corporation's ("Archon") stock. Rule 14a-8(b) of the Securities Exchange Act of 1934 provides that in order to be eligible to submit a stockholder proposal, the stockholder must hold at least $2,000 in market value, or 1%, of the company's securities *entitled to vote on the proposal* for at least one year by the date the stockholder submits the proposal. Your stockholder proposal proposes that Archon's stockholders resolve to urge the Board of Directors to hold a special election to fill the vacant special director position on the Board of Directors representing the preferred stock. Pursuant to the certificate of designations of Archon's preferred stock, only the holders of Archon's preferred stock are entitled to vote for the special director representing the preferred stock.

You have not indicated if you hold shares of Archon's preferred stock and are thus eligible to submit your stockholder proposal. In order for you to be eligible to submit the stockholder proposal, you must provide proof to us that you have continuously owned at least $2,000 in market value, or 1%, of Archon's *preferred stock* for at least one year by the date you submitted the proposal. Sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares of preferred stock verifying that, at the time you submitted you proposal, you continuously held the shares of preferred stock for at least one year, and your own statement that you intend to continue to hold the shares of preferred stock through the date of our 2003 annual meeting; or

- if your have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares of preferred stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, your written statement that you continuously held the required number of shares of preferred stock for the one-year period, and your written statement that you intend to continue ownership of the shares of preferred stock through the date of our 2003 annual meeting.

Your response to this letter must be postmarked no later than 14 days from the date you receive this letter.

Sincerely,

Charles W. Sandefur

Charles W. Sandefur, CPA
Secretary
Archon Corporation

CC: Paul W. Lowden, President
CC: Karen Bertero, Esquire

3993 Howard Hughes Parkway, Suite 630 Las Vegas, Nevada 89109 (702) 732-9120 Fax (702) 732-9465

Rogers Bros. Investments

15TH FLOOR SAN JACINTO BUILDING • P.O. BOX 1310 • BEAUMONT, TEXAS 77704
TELEPHONE: AC 409 - 838-6661
FAX: AC 409 - 838-1542

November 20, 2002

Mr. Paul Lowden, President
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas NV 89109

FAX: (702) 732-9465

Hello Paul:

I hope you and your wife, Susan, are both well.

I received the Stockholder Notice of November 7, re: removal of Thom Land as a Director.

I'm writing regarding the replacement of a vacancy on the Board of Directors.

I am the holder of a fairly large number of Preferred Shares of the Company. I own 239,248 shares of Preferred, plus I control the votes of another 67,050 Preferred Shares, owned by my brother's family.

It is my opinion that a holder of a large block of Preferred Shares should be a member of the Board of Directors. I respectfully request I be chosen to fill a Board vacancy.

I hope you will give my request serious consideration. I will appreciate acknowledgement of receipt of my letter by return FAX.

Best wishes,

Nate Rogers

Nate J. Rogers

NJR/jt

Cc: Darrell Rosenthal
CIBC Oppenheimer
1600 Smith Street, Suite 3100
Cullen Center
Houston TX 77002-3626

Exhibit "B"

March 8, 2002 Letter from Archon to Dr. Rogers

See attached.

ARCHON
CORPORATION

March 8, 2002

Nate Rogers
C/o Rogers Brothers Investments
595 Orleans Street
Sanjancito Building – 15h Floor
Beaumont, TX 77701

Re: Special Director Position

Dear Nate:

We appreciate your interest in being appointed as a Special Director of Archon Corporation (the"Company"). As you are aware, at present, there is one vacant Special Director position on the board of directors, which may be filled by an appointment by the existing board of directors.

The Company requires that all newly elected members of the board of directors comply with all Company policies, including but not limited to, filing an application with the Nevada gaming authorities. Enclosed you will find an application for a Key Employee Gaming License which the Company is requesting you complete in full before the board of directors will give further consideration of your appointment as a Special Director. Please note there is no assurance that upon receipt of your completed application that the board of directors will appoint you to the vacant Special Director position.

Sincerely,

Thomas K. Land
Senior Vice-President and
Chief Financial Officer

cc: Paul W. Lowden
Randall Kirk